                                                                        2003 - 4

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549
                                     -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

         For the period commencing April 15, 2003 through July 15, 2003

                                     -------

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                              --------------------
                              (Name of registrant)

       Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

                      -------------------------------------
                    (Address of principal executive offices)

            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                                 A. Westerlaken
                      Koninklijke Philips Electronics N.V.
                                  Amstelplein 2
                       1096 BC Amsterdam - The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended June 30, 2003, dated July 15, 2003 as well as a copy of the press releases entitled:

-        "David Hamill to Step Down as CEO of Philips Lighting", dated May 5,
         2003;

- "German Court Confirms Positive Decision on Triple Head Rotary Shavers for Philips", dated May 9, 2003;

-        "Philips CEO addresses CSFB technology conference", dated May 21, 2003;

- "North Carolina court rules in favor of Volumetrics. Philips will file for appeal", dated June 12, 2003;

- "Philips and Societe Generale Announce Medical Financing Joint Venture for Europe: Philips Medical Capital", dated June 18, 2003;

- "Philips Exercises Option to Redeem EUR 1 billion Debt One-Year Early", dated June 27, 2003;

- "Philips appoints Barbara Kux to Group Management Committee as Chief Procurement Officer", dated July 4, 2003;

-        "Philips and Accton form Arcadyan joint venture", dated July 7, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 15th day of July 2003.

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                              /s/ G.J. Kleisterlee
                                G.J. KLEISTERLEE
                                   (President,
                      Chairman of the Board of Management)

                                /s/ J.H.M. Hommen
                                  J.H.M. HOMMEN
                    (Vice-Chairman of the Board of Management
                          and Chief Financial Officer)

[QUARTERLY REPORT LOGO]

'Safe Harbor' Statement under the Private Securities Litigation Reform Act of
1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings).

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes.

Report on the performance of the Philips Group

-        all amounts in millions of euros unless otherwise stated

-        the data included in this report are unaudited

-        financial reporting according to US GAAP

         Philips reports second quarter a net profit of EUR 42 million

- Comparable sales decrease 1% - weaker currencies main cause for 18% nominal sales decline

-        Income from operations a loss of EUR 26 million

- 3% sequential comparable segment revenues increase (USD) at Semiconductors, excluding Mobile Display Systems

-        Medical Systems income from operations of EUR 153 million

-        Strong positive contribution from unconsolidated companies

-        Overhead cost reduction target of EUR 300 million surpassed

         The second quarter 2003

         Philips recorded a net profit of EUR 42 million (a profit of EUR 0.03 per share) versus a loss of EUR 1,355 million (a loss of EUR 1.07 per share) in the same period last year. This year's quarter included special items of positive EUR 5 million, whilst last year's special items amounted to a negative EUR 1,539 million. Sales decreased by 18% over the same period last year, negatively impacted by the weakening of the US dollar and related currencies (13%), the downward effect from various divestments in 2002 (4%) and lower consumer spending. Income from operations was a loss of EUR 26 million, including EUR 84 million in net special charges (before tax), versus a profit of EUR 165 million last year, which included EUR 96 million net special gains (before tax).

         The overhead cost reduction program delivered EUR 338 million to-date, already surpassing by more than 10% the annual savings' target of EUR 300 million. Integration savings at Medical Systems are in line with the EUR 350 million targeted savings by year-end 2003. The overall cost reduction programs are on-track to achieve the targeted EUR 1 billion in savings by 2004.

         Cash flow from operating activities was a cash inflow of EUR 148 million. Inventories as percentage of sales came to another record low for a second quarter of 12.8%, compared to 13.4% last year. During the quarter the net debt position decreased by EUR 133 million to a level of EUR 5.4 billion.

Gerard Kleisterlee,
Philips' President and CEO:

"It is encouraging to see that our change program is paying off. Helped by a good contribution from unconsolidated companies and the progress of the cost reduction programs, our improvement was driven by a strong performance at Medical Systems, reflecting the progress of the integration process. Lighting and DAP were able to protect their bottom line from weaker markets. Semiconductor losses have narrowed and we remain dedicated to bring the division back to profitability in the fourth quarter. CE is suffering most from weak consumer spending, but, as our increased Brand investment illustrates, we remain equally determined here to meet our goals. Focus on cost and asset management clearly remains the best course given the fragile market conditions, while we are continuing to invest in product and marketing innovation to delight our customers."

Philips Group

Net income

in millions of euros unless otherwise stated

                                        Q2         Q2
                                       2002       2003
                                      -----------------
Sales                                  7,986      6,532

Income (loss) from operations            165        (26)
 in % of sales                           2.1       (0.4)
Financial income and expenses         (1,605)       (80)
Income taxes                               3         47
Results unconsolidated companies          92        108
Minority interests                       (10)        (7)
                                      -----------------

Net income (loss)                     (1,355)        42
Per common share  -  basic             (1.07)      0.03
                  -  diluted           (1.07)      0.03
                                      -----------------

Highlights in the quarter

         Net income

- Net income came to a profit of EUR 42 million driven by solid performance from Lighting, Domestic Appliances and Personal Care (DAP) and the Medical Systems division, as well as from Licensing. Also unconsolidated companies made a strong contribution this quarter.

- Income from operations was a loss of EUR 26 million, including EUR 84 million in net special charges (before tax), versus a profit of EUR 165 million last year, which included EUR 96 million net special gains (before tax).

- Income taxes were calculated using an estimated effective tax rate of 25% on pre-tax income, excluding non-taxable gains.

Special items affecting net income

in millions of euros

                                           Q2           Q2
                                          2002         2003
                                         ------------------
Affecting income from operations:            96        (84)

Affecting financial income and exp.:     (1,536)        78

Income taxes related to special items:        3         21

Affecting results uncons. companies:       (102)       (10)
                                         -----------------

Special items affecting net income       (1,539)         5
                                         -----------------

         Special items affecting net income

         (Definition special items see Annual Report 2002 Management Report page
         35)

- Special charges affecting income from operations were primarily related to restructuring and other charges at Semiconductors of EUR 85 million.

- Special items affecting financial income and expenses included gains of EUR 78 million resulting from selling shares of ASML and Vivendi Universal.

Sales by sector

in millions of euros unless otherwise stated

                                              % change
                        Q2       Q2      -------------------
                       2002     2003     nominal  comparable
                      --------------------------------------
Lighting              1,192    1,037       (13)       (1)
Cons. Electronics     2,408    1,980       (18)       (5)
DAP                     524      456       (13)        0
Semiconductors        1,311    1,114       (15)       (1)
Medical Systems       1,757    1,446       (18)        8
Miscellaneous           794      499       (37)      (11)
                     -----------------------------------

Philips group         7,986    6,532       (18)       (1)
                     -----------------------------------

         Group sales

- Nominal sales were 18% lower than in Q2 of last year. Weaker currencies had a downward effect of 13%, while various divestments in 2002 had a 4% lower effect.

- Comparable sales decreased 1%. Positive growth of 8% in Medical Systems was offset by 5% lower sales in Consumer Electronics and 1% lower sales at Semiconductors.

- Consumer Electronics was suffering from weak consumer confidence in major markets in Europe and the impact of the SARS virus in Asia. DAP and Lighting also experienced softer markets in North America and Europe.

Income (loss) from operations by sector

in millions of euros unless otherwise stated

                                         Q2         Q2
                                        2002       2003
                                        ---------------
Lighting                                 126        119
Consumer Electronics                      27        (42)
DAP                                       74         75
Semiconductors                           (59)      (139)
Medical Systems                           54        153
Miscellaneous                             28        (61)
Unallocated                              (85)      (131)
                                         --------------

Income (loss) from operations            165        (26)
 in % of sales                           2.1       (0.4)
                                         --------------

         IFO

- Income from operations included EUR 84 million net special charges, while Q2 2002 included EUR 96 million net special gains.

-        Increase in pension costs of EUR 85 million compared to Q2 2002.

- Compared to Q1, Medical Systems more than doubled income to EUR 153 million.

-        Losses in Semiconductors and Consumer Electronics.

- Lighting and DAP were able to deliver solid results despite softer markets as a result of in particular innovation, marketing and tight cost control.

Financial income and expenses

in millions of euros

                                            Q2         Q2
                                           2002       2003
                                          ----------------
Financial income and expenses             (1,605)     (80)

Impairment charges included in
 Financial income and expenses            (1,536)       -

Gain on sale of securities included in
 Financial income and expenses                 -       78
                                          ---------------

         Financial income and expenses

- Financial income and expenses included EUR 78 million special gains from the sale of securities, and a pre-tax currency loss of EUR 72 million coming from a deficiency in an automated currency conversion system, which created an open position. This was further compounded by an error in the control procedures built around the system. The IT deficiency has been repaired and control procedures have been sharpened. Of the total pre-tax currency loss, EUR 21 million related to the second half of 2002 and EUR 4 million to Q1 2003.

Results unconsolidated companies

in millions of euros

                                            Q2         Q2
                                           2002       2003
                                           ---------------
SSMC                                       (10)        (7)

LG.Philips LCD                             127         69

LG.Philips Displays                        (77)        (1)

Others                                      52         47
                                           --------------

Total                                       92        108
                                           --------------

         Results relating to unconsolidated companies

- LG.Philips LCD contributed EUR 69 million to net income, an increase of EUR 86 million compared to Q1, resulting from higher volume at improved pricing. Net income of Q2 included a currency gain of EUR 28 million.

- Results from LG.Philips Displays were at break-even level, including a EUR 6 million restructuring charge and a EUR 17 million currency gain.

- Crolles 2, a joint semiconductor operation of Philips, Motorola and STMicroelectronics, represented start-up losses of EUR 15 million.

Cash balance

in millions of euros

                                         Q2        Q2
                                        2002      2003
                                        ---------------
Beginning balance                        773      1,568

Net cash from operating activities       496        148
Gross capital expenditures              (220)      (220)
Acquisitions/divestments                (163)       308
Other cash from investing activities     258        349
Dividend paid                           (459)      (460)
Changes in debt/other                     (2)      (200)
                                        ---------------

Ending balance                           683      1,493
                                        ---------------

         Cash balance

- Cash in for divestments was mainly the result of the redemption of preferred shares by TSMC of EUR 357 million.

-        Sale of securities contributed to a cash inflow of EUR 74 million.

-        Reset of currency hedges generated a cash inflow of EUR 202 million.

- 2002 dividend of EUR 0.36 per share was paid following the approval of the General Meeting of Shareholders of March 27, 2003.

(CASH FLOWS FROM OPERATING ACTIVITIES BAR CHART)

in millions of euros
Q2 02           496
Q1 03          (205)
Q2 03           148

         Cash flows from operating activities

-        Positive cash flow from operating activities of EUR 148 million.

- Last year's quarter included a large reduction of working capital at Consumer Electronics.

(GROSS CAPITAL EXPENDITURES BAR CHART)

in millions of euros
Q2 02            220
Q1 03            177
Q2 03            220

         Gross capital expenditures

- Gross capital expenditures of EUR 220 million were at the same level as last year.

- Capital expenditures at Semiconductors were EUR 67 million, and at Lighting EUR 44 million.

-        EUR 28 million was spent on the new Technology Campus in Eindhoven.

- In addition to gross capital expenditures, investments in software and systems amounted to EUR 23 million.

(INVENTORIES AS A % OF SALES BAR CHART)

Q2 02    13.4
Q1 03    12.1
Q2 03    12.8

         Inventories

- Inventories as percentage of sales came to 12.8%, which is another record low for a second quarter.

-        Improvements versus last year were visible in almost all sectors.

-        Main focal point is continuous improvement of supply chain management.

(NET DEBT AND GROUP EQUITY BAR CHART)

                                 Q2 02    Q1 03    Q2 03
                                   in billions of euros
group equity                      16.6     13.3     13.1
net debt                           7.1      5.6      5.4
                                 -----    -----    -----

net debt : group equity ratio    30:70    30:70    29:71

         Net debt and group equity

- In Q2 net debt was reduced by EUR 133 million to a level of EUR 5.4 billion, to a large extent caused by positive cash flow before financing.

- The decrease in group equity to EUR 13.1 billion was mainly caused by the translation effects from the decline of the US dollar and related currencies.

-        Net debt : group equity ratio ended at 29:71.

(NUMBER OF EMPLOYEES BAR CHART)

Q2 02    183,641
Q1 03    166,394
Q2 03    163,928

         Employment

- During Q2 the number of employees was reduced by 2,466; no major portfolio changes occurred.

- The reduction related mainly to Lighting: 1,924 employees, particularly in USA and Mexico.

- An increase of 503 was posted in Miscellaneous, mostly resulting from expanded Optical Storage activities in China.

\
Lighting

Lighting: key data

in millions of euros unless otherwise stated

                                       Q2        Q2
                                      2002      2003
                                    -----------------
Sales                                1,192      1,037
Sales growth
 % increase, nominal                    (6)       (13)
 % increase, comparable                 (6)        (1)

Income from operations                 126        119
 in % of sales                        10.6       11.5

Special items included in IFO          (14)        (6)
 in % of sales                        (1.2)      (0.6)

Net operating capital (NOC)          1,867      1,775

Number of employees (FTEs)          47,205     44,044
                                    -----------------

         Business highlights

- Overall market share gains spearheaded by Lamps North America and Automotive & Special Lighting.

-        Continued strong growth of 9% in the Asia Pacific region.

-        Weaker markets in North America and Western Europe.

- Quadrupling of UHP lamp sales for large screen projector television sets to all major industry players.

(LIGHTING SALES BAR CHART)

 in millions of euros
Q1 '02           1,128
Q2 '02           1,192
Q3 '02           1,130
Q4 '02           1,295
Q1 '03           1,154
Q2 '03           1,037

         Financial performance

- Nominal sales were 13% lower, almost all of which was due to weaker currency rates, mainly US Dollar.

-        Strong comparable sales growth in Automotive & Special Lighting.

- The Luminaires and Electronics businesses suffered from weaker markets in Europe and North America.

- Compared to Q2 last year, income from operations as % of sales improved to 11.5% driven by cost efficiencies.

(LIGHTING INCOME FROM OPERATIONS (IFO) BAR CHART)

IFO in millions of euros
Q1 '02                152
Q2 '02                126
Q3 '02                141
Q4 '02                183
Q1 '03                173
Q2 '03                119

(PLOT POINTS TO COME FOR LINE IN CHART)

         Looking ahead

- Strong innovation action plan to counter the current softness in the markets and further efficiencies in operations.

Consumer Electronics

Consumer Electronics: key data

in millions of euros unless otherwise stated

                                         Q2         Q2
                                        2002       2003
                                      -----------------
Sales                                  2,408      1,980
Sales growth
 % increase, nominal                       0        (18)
 % increase, comparable                    1         (5)

Income (loss) from operations             27        (42)
 in % of sales                           1.1       (2.1)

Special items included in IFO              1         (3)
 in % of sales                             0       (0.2)

Net operating capital (NOC)              537        201

Number of employees (FTEs)            27,124     18,609
                                      -----------------

         Business highlights

- All businesses are suffering from difficult markets. Lower consumer spending, especially in Europe and Asia Pacific (also SARS related).

- Despite weak demand, market share position gained in Europe; continue to gain market share in LCD TV in Europe.

-        Global volumes of LCD monitors tripled.

(CONSUMER ELECTRONICS SALES BAR CHART)

 in millions of euros
Q1 '02           2,262
Q2 '02           2,408
Q3 '03           2,232
Q4 '04           2,953
Q1 '03           1,943
Q2 '03           1,980

         Financial performance

-        A lower US dollar rate substantially impacted nominal sales.

- Sales decrease was particularly noted in Television and AV Entertainment, reflecting lower demand for high-end products. Comparable sales 10% down in Europe, 7% lower in Asia Pacific, 7% up in North America.

-        Price erosion increased from 10% to 12%.

- Cost of organization and working capital (inventories) adjusted to lower sales level.

- A loss of EUR 25 million in North America, excluding EUR 10 million for additional brand campaigns.

- License income from operations of EUR 56 million (including EUR 18 million past use licenses) compared to EUR 38 million last year.

(CONSUMER ELECTRONICS INCOME (LOSS) FROM OPERATIONS (IFO) BAR CHART)

IFO in millions of euros
Q1 '02               51
Q2 '02               27
Q3 '03                8
Q4 '04              122
Q1 '03               73
Q2 '03              (42)

(PLOT POINTS TO COME FOR LINE IN CHART)

         Looking ahead

-        Weak markets to continue for the time being.

- Strong focus on managing the supply-chain and cost control. Biannual IFA electronics show in Berlin - strong line-up of new products to be unveiled.

- Restructuring charges of approximately EUR 35 million expected in Q3 and EUR 10 million in Q4.

-        Executing the North America turn around plan.

Domestic Appliances and Personal Care

DAP: Key Data

in millions of euros unless otherwise stated

                                         Q2         Q2
                                        2002       2003
                                       ----------------
Sales                                    524        456
Sales growth
 % increase, nominal                       1        (13)
 % increase, comparable                    2          0

Income from operations                    74         75
 in % of sales                          14.1       16.4

Special items included in IFO             (7)         -
 in % of sales                          (1.3)         -

Net operating capital (NOC)              672        589

Number of employees (FTEs)             9,519      8,525
                                       ----------------

     Business highlights

-    New Sonic Toothbrush 'Elite' introduced at the Dental Show in Cologne
     (Germany).

- Senseo coffee maker reached 15% market share in German market since its launch in October 2002.

-    Philips DAP Hong Kong achieved the "Caring Company" Award.

- The Cologne Court of Appeals confirmed positive decision on triple head rotary shavers for Philips, following a preliminary injunction from August 2002.

(DAP SALES BAR CHART)

   in millions of euros
Q1 '02                  454
Q2 '02                  524
Q3 '02                  519
Q4 '02                  776
Q1 '03                  458
Q2 '03                  456

     Financial performance

- Q2 sales were hampered by weak currencies, and remained at approximately the same level as previous year's Q2 on a comparable basis.

- Ongoing sluggish demand in North America and slow down in Western Europe hampered sales growth of most of the businesses.

- Expansion of coffee makers and Oral healthcare continued; the latter posted a strong performance with a comparable sales growth of 23%.

- Despite lower nominal sales and adverse translation effects, record income from operations for the second quarter.

-    Purchasing efficiencies and lower costs main drivers for profit.

(DAP INCOME FROM OPERATIONS (IFO) BAR CHART)

 IFO in millions of euros
Q1 '02                  65
Q2 '02                  74
Q3 '02                  79
Q4 '02                 183
Q1 '03                  81
Q2 '03                  75

(PLOT POINTS TO COME FOR LINE IN CHART)

     Looking ahead

-    Weakness in markets across all regions.

- Focus on innovation, new product introductions, enhancing purchasing savings, reducing costs and gaining efficiencies in the utilization of capital.

Semiconductors

Semiconductors: key data

in millions of euros unless otherwise stated

                                        Q2         Q2
                                       2002       2003
                                      -----------------
Sales                                  1,311      1,114
Segment revenues                       1,439      1,155

Segment revenues growth
 % increase, nominal                       1        (20)
 % increase, comparable                    3         (6)

Income (loss) from operations            (59)      (139)
 In % of segment revenues               (4.1)     (12.0)
 in % of sales                          (4.5)     (12.5)

Special items included in IFO              4        (85)
 In % of segment revenues                0.3       (7.4)
 in % of sales                           0.3       (7.6)

Net operating capital (NOC)            4,377      3,132

Number of employees (FTEs)            35,615     33,943
                                      -----------------

     Business highlights

- Philips Nexperia(TM) multimedia processor deployed in Sony Ericsson P800 smart phone.

- Philips and Visa form an alliance to promote application of contactless payment technology.

- Philips first to unveil semiconductors design for a DVD-recorder based Home-Theater-in-a-Box.

-    METRO Group uses Philips' RFID technology to shape the future of retail.

-    First commercial wafers produced at Crolles 2.

(SEMICONDUCTORS SALES BAR CHART)

    in millions of euros
Q1 '02                  1,190
Q2 '02                  1,311
Q3 '02                  1,186
Q4 '02                  1,345
Q1 '03                  1,126
Q2 '03                  1,114

     Financial performance

- Consumer markets and demand for Standard products remained weak, while Automotive was stable.

- Sequential revenues excluding MDS decreased by 3% in EUR terms and increased by 3% in USD terms. Sequential comparable revenue growth in MDS was 9%.

- SARS negatively affected sales of Mobile Communications and to a lesser extent Consumer sales.

-    Book-to-bill ratio of Semiconductors, excluding MDS, at quarter's end at
     1.06 versus 1.05 at Q1 2003.

- Results of Crolles 2 (start-up losses of EUR 15 million) reported under Unconsolidated Companies. Crolles 2 became operational during the second quarter.

- Special items included EUR 20 million for accelerated depreciation of assets at Albuquerque and EUR 70 million restructuring charges at San Antonio.

- Utilization rate further up to 66% at quarter's end versus 61% at Q1 2003, partly due to an increase of inventories.

(SEMICONDUCTORS INCOME (LOSS) FROM OPERATIONS (IFO) BAR CHART)

  IFO in millions of euros
Q1 '02                  (108)
Q2 '02                   (59)
Q3 '02                   (53)
Q4 '02                  (304)
Q1 '03                  (178)
Q2 '03                  (139)

(PLOT POINTS TO COME FOR LINE IN CHART)

     Looking ahead

- In Q3 sequential revenues growth (in USD) approximately at the same level as Q2.

- Restructurings according to plan; expected special charges for Albuquerque and San Antonio of approximately EUR 120 million in Q3.

-    Q4 is expected to be profitable.

Medical Systems

Medical Systems: key data

in millions of euros unless otherwise stated

                                        Q2         Q2
                                       2002       2003
                                      -----------------
Sales                                  1,757      1,446
Sales growth
 % increase, nominal                      85        (18)
 % increase, comparable                    8          8

Income from operations                    54        153
 in % of sales                           3.1       10.6

Special items included in IFO            (34)        (4)
 in % of sales                          (1.9)      (0.3)

Net operating capital (NOC)            5,217      4,634

Number of employees (FTEs)            31,340     31,166
                                      -----------------

     Business highlights

- Memorandum of understanding signed with Societe Generale to establish a financing vehicle for Medical Systems' European customers.

- Very strong performance Patient Monitoring, supported by range of new products, and Medical IT.

-    Several large solutions orders in hospitals in USA, UK, Korea and Taiwan.

- Gold Award for the Heartstart Home Defibrillator in the 2003 Industrial Design Excellence Awards, from the Industrial Designers Society of North America

- Nine iF awards from the International Forum Design GmbH in Germany for product designs of MR and X-ray systems.

(MEDICAL SYSTEMS SALES BAR CHART)

    in millions of euros
Q1 '02                  1,664
Q2 '02                  1,757
Q3 '02                  1,540
Q4 '02                  1,883
Q1 '03                  1,329
Q2 '03                  1,446

     Financial performance

- Nominal sales were 18% lower, of which weaker currencies had a 18% impact and divestments 2002 had a 8% downward effect.

- The 8% sales increase on a comparable basis was mainly driven by higher sales within Cardiac and Monitoring Systems (Patient Monitoring), Customer Service and Medical IT.

-    Sales growth came especially from European and Asia Pacific regions.

- Income from operations more than doubled compared to Q1, mainly due to increased sales, higher margins and cost reductions.

- Special items included a restructuring charge for the North America region of EUR 6 million.

(MEDICAL SYSTEMS INCOME (LOSS) FROM OPERATIONS (IFO) BAR CHART)

 IFO in millions of euros
Q1 '02                   27
Q2 '02                   54
Q3 '02                  (11)
Q4 '02                  239
Q1 '03                   70
Q2 '03                  153

(PLOT POINTS TO COME FOR LINE IN CHART)

     Looking ahead

- Cautious market outlook due to continued macro economic weakness and its impact on Medical industry

- Integration program to achieve EUR 350 million savings at the end of 2003 on-track.

Miscellaneous

Miscellaneous: key data

in millions of euros unless otherwise stated

                                        Q2         Q2
                                       2002       2003
                                      -----------------
Sales                                    794        499
Sales growth
 % increase, nominal                     (36)       (37)
 % increase, comparable                   (4)       (11)

IFO Corporate Technology                 (67)       (47)
IFO Corp. Investments and others          95        (14)
                                      -----------------
Income (loss) from operations             28        (61)
 in % of sales                           3.5      (12.2)

Special items included in IFO            146         15
 in % of sales                          18.4        3.0

Net operating capital (NOC)              367       (135)

Number of employees (FTEs)            28,171     25,064
                                      -----------------

     Business highlights

- Since May the Optical Storage venture with BenQ has been successfully operational and profitable.

- Shipments of new DVD+R/+RW data drive to HP by Optical Storage started in June.

(MISCELLANEOUS SALES BAR CHART)

   in millions of euros
Q1 '02                  800
Q2 '02                  794
Q3 '02                  706
Q4 '02                  671
Q1 '03                  489
Q2 '03                  499

     Financial performance

-    Shortfall in sales was mainly visible in ETG and Assembleon.

- Optical Storage continued to show a positive trend, income from operation slightly improved versus break-even in the first quarter and a loss last year.

- Special items of EUR 15 million included gains on some real estate disposals.

(MISCELLANEOUS INCOME (LOSS) FROM OPERATIONS (IFO) BAR CHART)

 IFO in millions of euros
Q1 '02                   (31)
Q2 '02                    28
Q3 '02                    38
Q4 '02                  (281)
Q1 '03                   (56)
Q2 '03                   (61)

(PLOT POINTS TO COME FOR LINE IN CHART)

     Looking ahead

-    The divestment program of Corporate Investments is moving ahead.

- In Q3 the value of Philips' equity in Atos Origin will increase due to conversion of Atos Origin's mandatory convertible bonds, which were issued in connection with an acquisition at a price in excess of the current cost price of our shares. The consequential dilution of our shareholding in Atos Origin will lead to a non-cash dilution gain of approximately EUR 65 million (will be reported in results relating to unconsolidated companies in Q3).

Unallocated

Unallocated: key data

in millions of euros unless otherwise stated

                                        Q2         Q2
                                       2002       2003
                                      -----------------
Corporate and regional overheads         (86)       (65)

Pensions                                   1        (66)
                                      -----------------
Income (loss) from operations            (85)      (131)

Number of employees (FTEs)             4,667      2,577
                                      -----------------

     Business highlights

-    DDB appointed as sole advertising agency.

- Transfer of employees from Unallocated to Miscellaneous, related to headcount of Shared Service Centers. This had no impact on income from operations.

(UNALLOCATED: CORPORATE AND REGIONAL OVERHEADS INCOME (LOSS) FROM OPERATIONS
(IFO) BAR CHART)

   in millions of euros
Q1 '02                 (76)
Q2 '02                 (86)
Q3 '02                 (69)
Q4 '02                (101)
Q1 '03                 (66)
Q2 '03                 (65)

     Financial performance

- Corporate and regional overheads were 24% lower (EUR 21 million) than the same period last year, mainly driven by savings from the overhead cost reduction program.

-    Pension costs have increased by EUR 67 million compared to previous year.

(UNALLOCATED: PENSIONS INCOME (LOSS) FROM OPERATIONS (IFO) BAR CHART)

   in millions of euros
Q1 '02                 (7)
Q2 '02                  1
Q3 '02                  2
Q4 '02                  6
Q1 '03                (65)
Q2 '03                (66)

     Looking ahead

-    Ongoing focus on costs savings.

Joint ventures LG.Philips LCD and LG.Philips Displays

LG.Philips LCD joint venture (100%)

in millions of euros unless otherwise stated

                                        Q2          Q2
                                       2002        2003
                                      -----------------
Sales                                    882        954
Sales growth
   % increase, nominal                    65          8

Income from operations                   224        125
   in % of sales                        25.4       13.1

Net income (100%)                        254        138

Net income
   (Philips share = 50%)                 127         69

Net operating capital (NOC)            2,722      2,612

Number of employees (FTEs)             5,284      6,530
                                      -----------------

     LG.Philips LCD joint venture (100%)

-    Q2 sales grew by 8% compared to last year, and 20% in Korean Won terms.

- 70% increase in number of panels shipped for monitors and TVs, coupled with favorable mix. Increase in volume was driven by the additional output from the new 5th generation facility.

-    Average panel prices were 10% up compared to Q1.

-    Net income included currency gains of EUR 56 million.

LG.Philips Displays joint venture (100%)

in millions of euros unless otherwise stated

                                        Q2         Q2
                                       2002       2003
                                      -----------------
Sales                                  1,140        780
Sales growth
   % increase, nominal                     .        (32)

Income (loss) from operations           (124)       (35)
   in % of sales                       (10.9)      (4.5)

Net income (loss) (100%)                (151)        (2)

Net income (loss)
   (Philips share = 50%)                 (76)        (1)

Net operating capital (NOC)            3,096      2,419

Number of employees (FTEs)            34,290     28,835
                                      -----------------

     LG.Philips Displays joint venture (100%)

-    Market share gained in shrinking market.

- In USD terms, sales deteriorated by 12%, largely driven by shrinking CRT market both for monitors and television sets.

-    IFO for the quarter included EUR 11 million restructuring charges.

- Functional currency at the holding company of the JV was adjusted to the currency of the business (US dollar) retroactively January 1, 2003, which improved net income by EUR 33 million as a result of currency gains.

- Second quarter witnessed a strong improvement in the cash flow, despite lower income. Cash inflow from operating activities amounted to EUR 212 million. (Q1 2003: EUR 22 million inflow) largely driven by improvements in working capital.

-    Continued focus on cash flow and cost reductions.

Highlights in the 1st half year

Net income

in millions of euros unless otherwise stated

                                      January-  JANUARY-
                                       June       JUNE
                                       2002       2003
                                      -----------------
Sales                                 15,584     13,031

Income from operations                   238          6
  in % of sales                          1.5        0.0
Financial income and expenses         (1,625)      (162)
Income taxes                               6         59
Results related to unconsolidated
  companies                               49         84
Minority interests                       (14)       (14)
                                      -----------------
Net income (loss)                     (1,346)       (27)
Per common share  -  basic             (1.06)     (0.02)
                  -  diluted           (1.06)     (0.02)
                                      -----------------

Group net income

     Net income

- Nominal sales were 16% lower than in same period last year. Weaker currencies had a downward effect of 12%, while a 4% downwards effect came from various divestments carried out in 2002.

-    On a comparable basis, sales were flat versus last year.

- Despite strongly improved results at Medical Systems, income from operations was lower, mainly due to special charges at Semiconductors, lower income at Consumer Electronics and EUR 163 million in higher pension costs.

- Net income came to a loss of EUR 27 million. The loss of last year was caused predominantly by impairment charges.

Special items affecting net income

in millions of euros

                                       January-  JANUARY-
                                        June       JUNE
                                        2002       2003
                                       -----------------
Affecting income from operations:         154     (115)

Affecting financial income and exp.:   (1,469)      78

Income taxes related to special items:    (12)      29

Affecting results uncons. companies:     (196)     (21)
                                       ---------------

Special items affecting net income     (1,523)     (29)
                                       ---------------

     Special items affecting net income

- Special charges affecting income from operations were primarily related to restructuring and other charges at Semiconductors of EUR 150 million, partly offset by gains on sale of businesses of EUR 35 million.

- Special gains affecting financial income and expenses included EUR 78 million for gains on the sale of securities.

Other information and outlook

Other information

With respect to the claim of Volumetrics, Inc. against the Philips Ultrasound business of Medical Systems, a trial judge in Winston-Salem, North Carolina, USA confirmed a jury verdict against a Philips subsidiary and granted Volumetrics' motion to treble the damages. As was announced earlier, the resulting verdict is for approximately USD 319 million plus interest. Philips does not believe that the facts of the case or the relevant legal principles support the decision and has decided to appeal. The outcome of the appeal is not something Philips can predict and it is impossible to come to reasonable estimate of a possible future loss. Consequently, such a possible loss has not been accrued for.

Outlook

We expect that the Lighting and Domestic Appliances divisions will continue their solid performance throughout the year. The integration of our Medical Systems division remains on-track to achieve the performance targets for 2004 including the targeted EUR 350 million savings by year-end 2003. Consumer Electronics will manage the costs and supply chain in line with lower sales. Should low consumer confidence in major markets continue, it will have an impact on the sales of Consumer Electronics. The recovery plan for the Semiconductor division is expected to turn this division back into the black in Q4.

The company will continue cost reduction initiatives, including reduction in overhead costs, and ongoing asset management programs.

Currency movements may continue to impact sales and to a lesser extent net income, whilst the value of the Company's financial and pension assets remains sensitive to volatility in financial markets.

Amsterdam, July 15, 2003

Board of Management

Consolidated statements of income

all amounts in millions of euros unless otherwise stated

                                                         2nd quarter                   January to June
                                                    2003           2002              2003             2002
                                                  --------      ----------        ----------        ---------
Sales                                                6,532           7,986            13,031           15,584

Cost of sales                                       (4,449)         (5,420)           (8,852)         (10,649)
                                                  --------      ----------        ----------        ---------

GROSS MARGIN                                         2,083           2,566             4,179            4,935

Selling expenses                                    (1,034)         (1,335)           (2,106)          (2,589)

General and administrative expenses                   (371)           (380)             (744)            (721)

Research and development expenses                     (650)           (786)           (1,283)          (1,545)

Write-off of acquired in-process R&D                     -               -                 -                -

Impairment of goodwill                                   -               -                (9)               -

Restructuring and impairment charges                  (117)            (27)             (183)             (50)
                                                  --------      ----------        ----------        ---------

                                                    (2,172)         (2,528)           (4,325)          (4,905)
                                                  --------      ----------        ----------        ---------

Other business income (expenses) - net                  63             127               152              208
                                                  --------      ----------        ----------        ---------

INCOME (LOSS) FROM OPERATIONS                          (26)            165                 6              238

Financial income and expenses:
-   interest                                           (96)           (107)             (177)            (209)
-   impairment charges                                   -          (1,536)                -           (1,536)
-   other                                               16              38                15              120
                                                  --------      ----------        ----------        ---------

                                                       (80)         (1,605)             (162)          (1,625)
                                                  --------      ----------        ----------        ---------

Income before taxes                                   (106)         (1,440)             (156)          (1,387)

Income taxes                                            47               3                59                6
                                                  --------      ----------        ----------        ---------

Income after taxes                                     (59)         (1,437)              (97)          (1,381)

Results relating to unconsolidated companies:
-   impairment charges                                  (9)            (34)               (9)             (37)
-   other                                              117             126                93               86

Minority interests                                      (7)            (10)              (14)             (14)
                                                  --------      ----------        ----------        ---------

NET INCOME                                              42          (1,355)              (27)          (1,346)

INCOME FROM OPERATIONS
   as a % of sales                                    (0.4)            2.1               0.0              1.5
   as a % of net operating capital (RONA)                                                0.1              3.4

Weighted average number of common shares outstanding during the period (in thousands):
   (after deduction of treasury stock)

-   basic                                                                          1,276,544        1,274,900
-   diluted                                                                        1,277,740        1,282,248

NET EARNINGS PER COMMON SHARE IN EUROS:
-  basic                                              0.03           (1.07)            (0.02)           (1.06)
-  diluted                                            0.03           (1.07)            (0.02)           (1.06)

The Group financial statements have been prepared on a basis consistent with US GAAP, which differs in certain respects from accounting principles as required by Dutch law (Dutch GAAP). Net income determined in accordance with Dutch GAAP amounted to a loss of EUR 383 million in the first six months of 2003, compared to a loss of EUR 1,693 million in the corresponding period last year. These aggregate amounts result in basic earnings per common share of a loss of EUR
0.30 in January-June 2003 compared to a loss of EUR 1.33 last year. The difference between Dutch GAAP and US GAAP is caused by the fact that goodwill is no longer amortized under US GAAP but instead tested for impairment.

Consolidated balance sheets and additional ratios

all amounts in millions of euros unless otherwise stated

Consolidated balance sheet

                                                 June 30,        December        June 30,
                                                   2003          31, 2002          2002
                                               -----------      ----------      ----------
Current assets:
  Cash and cash equivalents                         1,493           1,858             683
  Receivables                                       4,801           5,068           5,393
  Inventories                                       3,740           3,522           4,307
  Other current assets                                841             603             870
                                               ----------      ----------       ---------
TOTAL CURRENT ASSETS                               10,875          11,051          11,253

  Unconsolidated companies                          5,893           6,089           7,645
  Other non-current financial assets                1,193           1,306           1,819
  Non-current receivables                             234             219             137
  Other non-current assets                          2,381           2,553           2,733
  Property, plant and equipment                     5,234           6,137           6,784
  Intangible assets excl. goodwill                  1,520           1,742           1,692
  Goodwill                                          3,003           3,192           3,349
                                               ----------      ----------       ---------
TOTAL ASSETS                                       30,333          32,289          35,412

Current liabilities:
  Accounts and notes payable                        2,743           3,228           2,975
  Accrued liabilities                               3,230           3,314           3,587
  Short-term provisions                             1,011           1,276             942
  Other current liabilities                           643             691             746
  Short-term debt                                   1,749             617           1,392
                                               ----------       ---------       ---------
TOTAL CURRENT LIABILITIES                           9,376           9,126           9,642

  Long-term debt                                    5,185           6,492           6,415
  Long-term provisions                              2,050           1,970           2,565
  Other non-current liabilities                       590             603             200
                                               ----------       ---------       ---------
TOTAL LIABILITIES                                  17,201          18,191          18,822

  Minority interests                                  182             179             191
  Stockholders' equity                             12,950          13,919          16,399
                                               ----------      ----------       ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         30,333          32,289          35,412

NUMBER OF COMMON SHARES

  OUTSTANDING AT THE END OF PERIOD

-   shares in thousands                         1,277,082       1,275,978       1,274,575

RATIOS

Stockholders' equity,                              12,950          13,919          16,399
  per common share in euros                         10.14           10.91           12.87

Inventories as a % of sales                          12.8            11.1            13.4
Net debt : group equity ratio                       29:71           27:73           30:70

Stockholders' equity determined in accordance with Dutch GAAP amounted to EUR 12,109 million as of June 30, 2003 compared to EUR 12,950 million under US GAAP.

The deviation is caused by the fact that goodwill under Dutch GAAP has to be amortized and charged to income, whereas under US GAAP it is no longer amortized, but instead tested for impairment.

Consolidated statements of cash flows *

all amounts in millions of euros

-----------------------------------------------------------------------------------
                                               2nd quarter        January to June
                                              2003      2002      2003       2002
                                             ------   -------    ------    --------
Cash flows from operating
  activities:
Net income (loss)                               42    (1,355)      (27)     (1,346)
Adjustments to reconcile net
  income to net cash provided by
  operating activities:
Depreciation and amortization                  482       527       955       1,023
Impairment of equity investments                 9     1,570         9       1,573
Net gain on sale of assets                    (116)     (149)     (160)       (329)
(Income) loss from
  unconsolidated companies (net
  of dividends received)                      (108)     (124)      (83)        (84)
Minority interests (net of
  dividends paid)                                1        10        14          14
(Increase) decrease in working
  capital/other current assets                (172)       85      (799)       (413)
(Increase) decrease in
  non-current receivables/other                 (2)      (86)       58         112
  assets
(Decrease) increase in provisions              (59)       25       (97)        (96)
Other items                                     71        (7)       73         (12)
                                              ----    ------     -----     -------
NET CASH PROVIDED BY (USED FOR)
  OPERATING ACTIVITIES                         148       496       (57)        442

Cash flows from investing
  activities:
Purchase of intangible assets
  (software)                                   (23)      (42)      (51)        (80)
Capital expenditures on
  property, plant and equipment               (220)     (220)     (397)       (445)
Proceeds from disposals of
  property, plant and equipment                 57        44        91         263
Proceeds from sale (purchase) of
  other non-current financial
  assets and derivatives                       315       256       492         332
Proceeds from sale of businesses
  (purchase of businesses)                     308      (163)      151        (382)
                                              ----    ------     -----     -------
NET CASH PROVIDED BY (USED FOR)
  INVESTING ACTIVITIES                         437      (125)      286        (312)

CASH FLOWS BEFORE FINANCING
  ACTIVITIES                                   585       371       229         130

* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Consolidated statements of cash flows (continued)*

all amounts in millions of euros

------------------------------------------------------------------------
                                       2nd quarter      January to June
                                      2003      2002     2003      2002
                                     ------    ------   ------    ------
CASH FLOWS BEFORE FINANCING
  ACTIVITIES                           585      371      229        130

Cash flows from financing
activities:
(Decrease) increase in debt           (122)     141      (56)       221
Treasury stock transactions              8      (64)      16        (41)
Dividends paid                        (460)    (459)    (460)      (459)
                                      ----     ----     ----       ----
NET CASH USED FOR FINANCING
  ACTIVITIES                          (574)    (382)    (500)      (279)

INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                      11      (11)    (271)      (149)
Effect of changes in exchange
  rates on cash positions              (86      (79)     (94)       (58
Cash and cash equivalents at
  beginning of the period            1,568      773    1,858        890
                                     -----     ----    -----       ----
CASH AND CASH EQUIVALENTS AT END
  OF PERIOD                          1,493      683    1,493        683

* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Consolidated statement of changes in stockholders' equity

all amounts in millions of euros

------------------------------------------------------------------------------------------------------------------------------

                                                ------------------------------------------------------------------------------
                                                                                Accumulated other comprehensive income (loss)
                                                                                ----------------------------------------------
                                                          Capital in                          Available   Minimum
                                                  Common  excess of   Retained  Translation   for sale    pension   Cash flow
                                                  stock   par value   earnings  differences  securities  liability    hedges
                                                  ------  ---------   --------  -----------  ----------  ---------  ----------

Balance as of January 1, 2003                       263      14       16,738       (1,712)       265        (353)        11
Net income (loss)                                                        (27)
Net current period change                                                            (533)        71          26         23
Reclassifications into income                                                           -        (78)                   (15)
                                                                      ------       ------       ----        ----        ---
TOTAL COMPREHENSIVE INCOME (LOSS), NET OF TAX                            (27)        (533)        (7)         26          8
Dividends                                                               (462)
Purchase of treasury stock
Re-issuance of treasury stock                                 5
Stock options accrual                                        10
                                                    ---      --       ------       ------       ----        ----        ---
Balance as of June 30, 2003                         263      29       16,249       (2,245)       258        (327)        19
                                                    ===      ==       ======       ======       ====        ====        ===

------------------------------------------------------------------------
                                                 January to June 2003
                                              --------------------------
                                               Treasury      Total
                                               shares at  stock-holders'
                                                 cost        equity
                                               ---------  --------------
Balance as of January 1, 2003                    (1,307)      13,919
Net income (loss)                                                (27)
Net current period change                                       (413)
Reclassifications into income                                    (93)
                                                             -------
TOTAL COMPREHENSIVE INCOME (LOSS), NET OF TAX                   (533)
Dividends                                                       (462)
Purchase of treasury stock                           (1)          (1)
Re-issuance of treasury stock                        12           17
Stock options accrual                                             10
                                               ---------     -------
Balance as of June 30, 2003                       (1,296)     12,950
                                               =========     =======

Product sectors

all amounts in millions of euros unless otherwise stated

Segment revenues and income from operations

                                                           2nd quarter
                           ----------------------------------------------------------------------------
                                           2003                                     2002
                           ------------------------------------   -------------------------------------
                            segment       Income (loss) from        segment        Income (loss) from
                           revenues           operations           revenues            operations
                                       ------------------------                ------------------------
                                                       as % of                                 as % of
                                                       segment                                 segment
                                          amount      revenues                    amount      revenues
Lighting                     1,042          119          11.4        1,200           126         10.5
Consumer Electronics         1,999          (42)         (2.1)       2,425            27          1.1
DAP                            459           75          16.3          529            74         14.0
Semiconductors               1,155         (139)        (12.0)       1,439           (59)        (4.1)
Medical Systems              1,450          153          10.6        1,758            54          3.1
Miscellaneous                  698          (61)         (8.7)         945            28          3.0
Unallocated                                (131)                                     (85)
                            ------        -----                     ------        ------
Total                        6,803          (26)                     8,296           165
Intersegment revenues         (271)                                   (310)
                            ------                                  ------
SALES                        6,532                                   7,986
INCOME FROM OPERATIONS
  AS A % OF SALES                          (0.4)                                     2.1

all amounts in millions of euros unless otherwise stated

Segment revenues and income from operations

                                                         January to June
                           ----------------------------------------------------------------------------
                                           2003                                     2002
                           ------------------------------------   -------------------------------------
                            segment       Income (loss) from        segment        Income (loss) from
                           revenues           operations           revenues            operations
                                       ------------------------                ------------------------
                                                       as % of                                 as % of
                                                       segment                                 segment
                                          amount      revenues                    amount      revenues
Lighting                     2,202          292          13.3        2,435          278          11.4
Consumer Electronics         3,961           31           0.8        4,707           78           1.7
DAP                            922          156          16.9          988          139          14.1
Semiconductors               2,328         (317)        (13.6)       2,741         (167)         (6.1)
Medical Systems              2,782          223           8.0        3,423           81           2.4
Miscellaneous                1,387         (117)         (8.4)       1,890           (3)         (0.2)
Unallocated                                (262)                                   (168)
                            ------        -----                     ------        -----
Total                       13,582            6                     16,184          238
Intersegment revenues         (551)                                   (600)
                            ------                                  ------
SALES                       13,031                                  15,584
INCOME FROM OPERATIONS
  AS A % OF SALES                           0.0                                     1.5

Product sectors and main countries

all amounts in millions of euros

                               Sales and total assets

                        Sales (to third parties)       Total assets
                        ------------------------   --------------------
                             January to June       June 30,    June 30,
                             2003      2002          2003        2002
                            ------    ------       --------    --------
Lighting                     2,191     2,420         2,598       2,771
Consumer Electronics         3,923     4,670         2,421       3,017
DAP                            914       978           925       1,051
Semiconductors               2,240     2,501         6,292       8,025
Medical Systems              2,775     3,421         6,427       7,297
Miscellaneous                  988     1,594         5,277       6,798
Unallocated                                          6,393       6,453
                            ------    ------        ------      ------
TOTAL                       13,031    15,584        30,333      35,412

Sales and long-lived assets

                        Sales (to third parties)    Long-lived assets*
                        ------------------------   --------------------
                             January to June       June 30,    June 30,
                             2003      2002          2003        2002
                            ------    ------       --------    --------
Netherlands                    563       741         1,553       1,689
United States                3,508     4,757         4,865       6,201
Germany                        991     1,099           643         649
France                         882       904           226         293
United Kingdom                 524       703           268         189
China                        1,153     1,167           339         427
Other countries              5,410     6,213         1,863       2,377
                            ------    ------        ------      ------
TOTAL                       13,031    15,584         9,757      11,825

* Includes property, plant and equipment and intangible assets-net.

                                                    Philips quarterly statistics
  all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

                                                     2002                                                2003
                              --------------------------------------------------  --------------------------------------------------
                              1st quarter  2nd quarter  3rd quarter  4th quarter  1st quarter  2nd quarter  3rd quarter  4th quarter
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Sales                           7,598         7,986         7,313       8,923        6,499        6,532
  % increase                       (7)            4             2          (4)         (14)         (18)

Income (loss) from                 73           165           135          47           32          (26)
operations
  as % of sales                   1.0           2.1           1.8         0.5          0.5         (0.4)
  % increase                      (77)            -             -           -          (56)           -

Net income (loss)                   9        (1,355)         (330)     (1,530)         (69)          42
  % increase                      (90)            -             -           -            -            -
  per common share in euros      0.01         (1.07)        (0.25)      (1.20)       (0.05)        0.03

                               January-     January-     January-      January-     January-     January-     January-     January-
                                March         June       September     December      March         June       September    December
                              ----------   ----------   -----------   ----------   ----------   ----------   -----------  ----------
Sales                            7,598       15,584       22,897        31,820        6,499       13,031
  % increase                        (7)          (2)          (1)           (2)         (14)         (16)

Income (loss) from                  73          238          373           420           32            6
operations
  as % of sales                    1.0          1.5          1.6           1.3          0.5          0.0
  % increase                       (77)           -            -             -          (56)           -
  as a % of net operating
  capital (RONA)                   2.0          3.4          3.8           3.2          1.2          0.1

Net income (loss)                    9       (1,346)      (1,676)       (3,206)         (69)         (27)
  % increase                       (90)           -            -             -            -            -
  as a % of stockholders'
  equity (ROE)                     0.2        (14.7)       (13.3)        (19.2)        (2.1)        (0.3)
  per common share in euros       0.01        (1.06)       (1.31)        (2.51)       (0.05)       (0.02)

                                         period ending 2002                  period ending 2003
                                  --------------------------------    ------------------------------
Inventories as % of sales          14.0     13.4     14.1     11.1     12.1     12.8
Net debt : group equity ratio     28:72    30:70    30:70    27:73    30:70    29:71

Total employees (in thousands)      186      184      183      170      166      164

Information also available on Internet, address: www.investor.philips.com Printed in the Netherlands

David Hamill to Step Down as CEO of Philips Lighting

Amsterdam, The Netherlands, May 5, 2003 - Royal Philips Electronics (AEX: PHI,
NYSE: PHG) today announced that Mr. David Hamill (45), President and CEO of Philips Lighting and member of the Group Management Committee will leave the Company as of December 31, 2003.

Mr. Hamill joined Philips in 1986 and has been in charge of Philips Lighting since 2001. Since then, he has overseen three years of market share gains, industry leading EBIT performance, and best-in-class delivery time and inventory management.

Mr. Hamill accepted the above role on the basis of a limited period with a view to subsequently returning to the United Kingdom to rejoin his family. He has agreed to remain with Philips for a further six months after he steps down as CEO of Philips Lighting, working closely with the Board of Management to advance the company's performance improvement program.

Mr. Hamill will be succeeded by Theo van Deursen (56), currently ad-interim CEO of the Lighting Electronics business group and until recently responsible for the transition program of the Philips Components businesses. Mr. Van Deursen has enjoyed a 30-year career with Philips including roles across the Components and Lighting divisions. Previous to his special assignment with Philips Components, Mr. Van Deursen was CEO of the Automotive & Special Lighting business unit of Philips Lighting. He will take up his new position as of July 1, 2003, and has been appointed a member of the Group Management Committee as of April 1.

"David Hamill has taken Philips Lighting from strength to strength and whilst we respect his decision to return to the U.K. to be with his family, we are sorry to see him leave," commented Gerard Kleisterlee, Philips' CEO. "Theo van Deursen is an excellent successor with a strong track-record in Philips, and the Lighting division in particular - the business will continue to move forward under his leadership."

THEO VAN DEURSEN (56) Theo van Deursen was born on 22 May 1946 in Eindhoven, The Netherlands and studied Electronics and Business Administration at the Technische Universiteit Eindhoven.

Mr. Van Deursen joined Philips in 1973 as a Management Trainee in Purchasing. In 1976 he joined Philips Elcoma (Philips' then combined Components and Semiconductor activities) where he held various management positions in the Components businesses, including five years as an industrial director in South Korea.

In 1987 he became CEO of the Magnetic Products business group within the Components division. He held this position until 1994 when he joined the Lighting division, becoming CEO of the Automotive business group, which was extended to include the Special Lighting business group in 2000.

In 2002 he headed a special assignment for the strategic evaluation of the Components division, eventually overseeing the integration of the different businesses into other parts of the Company. He is currently acting as the ad interim CEO of the Lighting Electronics business group.

Theo is married and has two sons.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

German Court Confirms Positive Decision on Triple Head Rotary Shavers for
Philips

Amsterdam, The Netherlands and Cologne, Germany - May 9, 2003 - Royal Philips Electronics (AEX:PHI, NYSE:PHG) today announced that the Cologne Court of Appeals ("Oberlandesgericht") in Germany confirmed a preliminary injunction obtained by Philips in August 2002 prohibiting Remington from introducing and selling triple head rotary shavers in Germany.

"We are pleased with this decision on one of our most important markets for triple head rotary shavers - it is a positive sign for Philips," said Niels Onkenhout, CEO of the Business Unit Shaving and Beauty of Philips Domestic Appliances and Personal Care. "Since its first introduction about thirty years ago, we have continuously invested in the unique design of one of the icons of Philips, the Philishave triple headed razor. Since then, hundreds of millions of Philishaves have been sold, an average of 700 products per hour everyday, making Philishave the number one in electric razor shaving over its 63 year history. People recognise the shape of our three-headed Philishave as Philips and can be confused by identical products in the market. We shall do everything possible to avoid that confusion so that our customers can continue to buy the quality they expect."

The ruling of the Cologne Court of Appeals in Germany was in favour of Philips after the earlier decision of the European Court of Justice (ECJ) dated 18 June 2002 setting the standards to register shape marks.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Philips CEO addresses CSFB technology conference

Amsterdam, the Netherlands - 21 May 2003 - Gerard Kleisterlee, Chief Executive Officer of Royal Philips Electronics will today address the annual Credit Suisse First Boston European Technology Conference in Barcelona, Spain, and update the meeting on the course of business at Philips.

Mr. Kleisterlee will give an overview of the roadmap towards "One Philips" where synergies between the business groups can be fully exploited. The result will be a more exciting company to work for and to do business with, a company more focused on its customers and the end consumer, and a company that can be better understood and appreciated by its investors.

The Philips CEO will reiterate that the Company remains fully focused on the things management can control: cost and asset management, process improvement and customer driven innovation.

The continuing difficult economic environment and declining US dollar are putting pressure on revenues, in particular in the consumer electronics and semiconductor businesses, whilst the impact of the SARS virus in Asia remains too early to gauge. At the same time, Mr. Kleisterlee will confirm that these challenges have invigorated efforts to deliver on the company's 2003 objectives, to return the Semiconductors division and the Consumer Electronics activities in the US to profitability by Q4 2003, to bring in cost savings of EUR 1 billion by year-end, and to continue to move Medical Systems towards the objective of 14% EBITA in 2004.

"Our company continues to become stronger as One Philips and I am proud of the progress we have made in this respect," said Kleisterlee.

Gerard Kleisterlee's presentation will be available for download as from 10:30 CET, May 21, 2003, at www.philips.com/broker_conferences

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

North Carolina court rules in favor of Volumetrics. Philips will file for appeal.

Amsterdam, The Netherlands, June 12, 2003 - Royal Philips Electronics (AEX: PHI,
NYSE: PHG) today announced that a trial judge in Winston-Salem, North Carolina
(USA) has confirmed a jury verdict decided in January, 2003, against a subsidiary in the ultrasound business of Philips Medical Systems. The original verdict consisted of compensatory damages of USD 106 million and USD 45 million in punitive damages. The trial judge denied the subsidiary's motions to set aside the verdict and for a new trial and has granted the plaintiff's motion to treble the compensatory damages.

The resulting verdict, in favor of Volumetrics, Inc., is for approximately USD 319 million plus interest. The trebling of damages eliminates the punitive damages verdict.

The existence of this claim and the jury verdict were previously disclosed in Philips' annual report on February 11, 2003. Philips is disappointed with this decision and has decided to appeal. The accounting treatment resulting from this decision is under review.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at - www.philips.com/newscenter

Philips and Societe Generale Announce Medical Financing Joint Venture for
Europe: Philips Medical Capital

Amsterdam, the Netherlands and Paris, France, June 18, 2003 - Royal Philips Electronics (AEX: PHI, NYSE: PHG) and Societe Generale Group today announced the signing of a memorandum of understanding with the aim of establishing a financing joint venture for European customers of Philips Medical Systems.

It is intended that Philips Medical Capital in Europe will provide customers with financing solutions for the full range of diagnostic imaging, patient monitoring and other medical equipment of Philips Medical Systems. The joint venture will initially cover six key European markets of Germany, the United Kingdom, France, Italy, Spain and the Netherlands, with the intention of later moving into other European countries. Societe Generale Group will have a 60% share in the JV with Philips holding the remaining 40%.

Final terms will be negotiated between the parties over the coming months, following which the joint venture will be officially launched.

The agreement follows the successful establishment in 2002 of a similar joint venture, Philips Medical Capital, to provide the U.S. market with a broad portfolio of financing options.

"With the establishment of this joint venture, we have added another significant piece to our overall portfolio and improved our ability to provide our customers with world-class healthcare solutions," said Jan Hommen, Executive Vice-President and Chief Financial Officer of Royal Philips Electronics. "As we have done in the U.S., we will now be able to offer our European customers a wide variety of financing options that will make the purchasing process for our customers easier, more flexible, more robust, which ultimately makes Philips a better long-term partner."

The joint venture will be implemented within Societe Generale Group by Societe Generale Vendor Services (SGVS), its vendor finance specialist. With a broad presence in 13 countries across Europe and in Australia, SGVS is the leading European organisation in asset based finance

Didier Alix, Chief Executive Officer of Societe Generale Retail Banking said:
"This agreement reflects the strong involvement of Societe Generale Group in Specialized Financial Services which is a strategic business for the Group. The joint venture gives us the opportunity to develop our vendor financing activities in the medical sector by partnering with one of the world's biggest medical equipment manufacturers. This partnership is a good example of our strategy of supporting leading equipment manufacturers who are customers of the bank. By providing them with flexible and innovative financing solutions across Europe, we contribute to their success."

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at - www.philips.com/newscenter

Societe Generale Group

Societe Generale is one of the largest financial services group in the eurozone. The Group employs more than 80,000 people worldwide in three key businesses:

- Retail Banking : Societe Generale serves 14,7 million retail customers worldwide.

- Asset Management & Private Banking : Societe Generale ranks third in the eurozone in terms of assets under management (EUR 270 billion in 2002).

- Corporate & Investment Banking : SG is the third largest bank in the eurozone based on net banking income.

Societe Generale is included in the four major socially responsible investment indexes. www.socgen.com

Philips Exercises Option to Redeem EUR 1 Billion Debt One-Year Early

Amsterdam, The Netherlands, June 27, 2003 - Royal Philips Electronics (AEX:PHI; NYSE:PHG) today announced that it will exercise its option to redeem in whole floating rate Notes with a nominal value of EUR1.0 billion on July 30, 2003. The floating rate notes were originally scheduled to mature in July 2004.

Philips placed the floating rate Notes in July, 2001. In accordance with their conditions, the floating rate Notes are redeemable in whole at the option of Philips at the price of 100.35%.

Commenting on the move, Philips' CFO Jan Hommen stated: "By redeeming this debt early, we continue with our stated policy to further reduce the company's total debt position. That we are able to do so is a reflection of the company's strong balance sheet which has been and will remain a priority for Philips."

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at
- www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

Philips appoints Barbara Kux to Group Management Committee as Chief Procurement Officer

Amsterdam, The Netherlands, July 4, 2003 - Royal Philips Electronics (AEX:PHI; NYSE:PHG) today announced the appointment of Barbara Kux as Chief Procurement Officer and member of the company's Group Management Committee.

Since 1999, Ms. Kux (Swiss, 49) has been Executive Director for Ford Europe with responsibilities including maximizing corporate synergies in Europe across all of Ford's brands, businesses and functions, including procurement. A graduate of INSEAD's MBA program, she has almost 25 years business experience including five years as a McKinsey consultant and senior roles with ABB and Nestle, where she built up and headed the group's Central and Eastern European operations.

The Chief Procurement Officer at this level is a new position in Philips, reflecting the company's continuing commitment to an increased focus on customer intimacy and best-in-class supply chain management.

Commenting on the appointment, Jan Hommen stated: "We have made great progress in managing our supplier relationships and indeed the total supply chain, but the appointment of a Chief Procurement Officer is a demonstration of how serious we are in achieving industry leading standards. Barbara possesses all the talents and experience required for the job, and her place on the Group Management Committee will ensure that she has a role in the general leadership of Philips beyond her specific responsibilities in procurement."

Ms. Kux will report directly to Jan Hommen and will be based in the corporate headquarters in Amsterdam. She will take up her role as of October 1, 2003.

Barbara Kux

Barbara Kux began her career with Nestle S.A., Germany as a Marketing Manager in 1979.

In 1984 McKinsey & Company offered her a position in its German office as a management consultant, handling global assignments in strategy and business transformation for major international clients.

After five years with McKinsey, she joined her McKinsey client Asea Brown Boveri AG (ABB) as Vice President responsible for the entry into Central & Eastern Europe. Overseeing the acquisition and restructuring of five major power-engineering companies, she established the market leader in Power Generation with sales of US$ 2 billion.

In 1993 she returned to Nestle as Vice President of the company's Central and Eastern Europe region, covering 15 countries and 14,000 employees, before taking responsibility for Nestle's Polish operations, establishing the country's market leading food business.

In 1999 she joined Ford Europe as Executive Director, overseeing 19 European markets with revenues of US$ 1.4 billion. In her role she strengthened the position of the business, increasing profitability by 30%, before taking up her current role, responsible for capturing corporate synergies across Ford Europe, and establishing common business processes and structures across all key functions, including procurement.

Ms. Kux is Swiss, born in 1954, and has a Dutch spouse. She holds an MBA (with distinction) from INSEAD, and speaks fluent English, German and French. She is a member of INSEAD's Board of Directors and has been elected a Global Leader for Tomorrow at the World Economic Forum. Her personal interests include cultural activities, sports, and spending time with friends and family.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at
- www.philips.com/newscenter

Philips and Accton form Arcadyan joint venture

Hsinchu, Taiwan/Amsterdam, The Netherlands- July 7th, 2003--- Accton Technology Corporation of Taiwan (Accton) and Royal Philips Electronics (Philips), today announced the formation of Arcadyan Technology Corporation. Established on July 7th, 2003, this joint venture brings wireless infrastructure expertise and combines it with advanced A/V technology integration expertise. With an emphasis on optimizing audio and video quality, Arcadyan offers a robust product portfolio of wireless solutions.

Headquartered in Hsinchu, Taiwan, with offices in San Jose, Tokyo, Amsterdam, Shanghai, and Bangalore, Arcadyan has outstanding shares of 52% for Accton, and 48% for Philips. Philips will have three seats on the board, and Accton will also hold three seats. Both companies are customers and development partners of the joint venture for wireless connectivity products.

Over the next few years, Arcadyan's advanced wireless solutions will be key enablers in the growing broadband market for devices that deliver content-rich always-on, always-connected applications. Arcadyan already provides innovative wireless products for leading design-in (Original Equipment Manufacturing) and add-on infrastructure to the MSO/ISP, consumer electronics, PC, and mobile phone industries.

Arcadyan's objective is to address the increasing market requirements for advanced, easy to use, and cost effective wireless solutions based on state of the art technology in Wi-Fi (802.11), BluetoothTM and other industry standards. This includes a full line of access points and gateways including a Powerline Communication/802.11b bridge, worldwide-approved 802.11a/b/g solutions, emerging consumer applications like the recently launched Home Wireless A/V Platform and Bluetooth data and audio products.

About Arcadyan Technology Corporation

Arcadyan is an exciting new joint venture between Accton Technology Corporation of Taiwan and Royal Philips Electronics of the Netherlands. Recently established, the joint venture is designed to bring the best of wireless infrastructure expertise and combine it with advanced integration expertise to create a robust product portfolio of wireless solutions. Arcadyan provides innovative wireless products for design-in (Original Equipment Manufacturing) and add-on infrastructure to the MSO/ISP, consumer electronics, enterprise, PC and mobile phone industries. Based on state-of-the-art technology in Wi-Fi (802.11), Bluetooth and other industry standards Arcadyan delivers a full line of access points and gateways including a Powerline Communication/802.11b bridge, worldwide-approved 802.11a/b/g solutions, emerging consumer applications like the recently launched Home Wireless A/V Platform and Bluetooth data and audio products. www.arcadyan.com

About Accton Technology Corporation

Accton Technology Corporation, established in 1988, is a global outsourcing partner of advanced communication products. It provides a variety of Ethernet, Fast Ethernet and Gigabit products including hubs, switches, Internet Access Device and Wireless solutions. The company has more than 3,000 employees and around 654 engineers worldwide. Accton is at the center of a cast array of communications technology and customer partnership spanning the globe. This technology ranges from ASIC design through high performance chassis switches through to Internet integration and application. "Making Partnership Work" is more than a slogan---It is Accton's way of doing business. www.accton.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at
- www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.